UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 3)

CLINICAL DATA, INC.
(Name of Subject Company)
CLINICAL DATA, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
Laurus Warrant Exercisable for Shares of Common Stock
2005 Warrants Exercisable for Shares of Common Stock
2006 Warrants Exercisable for Shares of Common Stock
2008 Warrants Exercisable for Shares of Common Stock
2009 Warrants Exercisable for Shares of Common Stock
Clinical Data Notes Convertible into Shares of Common Stock
(Title of Class of Securities)
Common Stock, $0.01 par value per share — 18725U109
Laurus Warrant Exercisable for Shares of Common Stock — Not Applicable
2005 Warrants Exercisable for Shares of Common Stock — Not Applicable
2006 Warrants Exercisable for Shares of Common Stock — Not Applicable
2008 Warrants Exercisable for Shares of Common Stock — Not Applicable
2009 Warrants Exercisable for Shares of Common Stock — Not Applicable
Clinical Data Notes Convertible into Shares of Common Stock — Not Applicable
(CUSIP Number of Class of Securities)

Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
(617) 527-9933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Marc A. Recht, Esq.
Barbara L. Borden, Esq.
Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116
(617) 937-2300
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Clinical Data, Inc., a Delaware corporation (“Clinical Data”), with the Securities and Exchange Commission (the “SEC”) on March 8, 2011, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Clinical Data with the SEC on March 18, 2011 and by Amendment No. 2 to Schedule 14D-9 previously filed by Clinical Data with the SEC on March 28, 2011 (as amended, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Magnolia Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase (i) the common stock, $0.01 par value per share, of Clinical Data, (ii) that certain warrant, dated August 31, 2006, issued by Clinical Data to Laurus Master Fund, Ltd., (iii) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005 between Clinical Data and the investors named therein, (iv) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006 between Clinical Data and the investors named therein, (v) all of the warrants issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008 between Clinical Data and the purchasers named therein, (vi) all of the warrants with an exercise price of $8.12 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein, (vii) all of the warrants with an exercise price of $9.744 per share issued by Clinical Data pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009 between Clinical Data and the buyers named therein, and (viii) all of the convertible notes dated February 25, 2009 issued by Clinical Data pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among Clinical Data, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000. Purchaser is a wholly-owned subsidiary of FL Holding CV, a Netherlands limited partnership (“Parent”), and Parent is an indirect wholly-owned subsidiary of Forest Laboratories, Inc. The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated March 8, 2011, and is subject to the conditions set forth in the Offer to Purchase, dated March 8, 2011, and in the related Letters of Transmittal, each of which may be amended or supplemented from time to time.
Item 2. Identity and Background of Filing Person.
     The subsection in Item 2 of the Schedule 14D-9 entitled Tender Offer is amended and supplemented to insert the following as a new paragraph following the fourth paragraph of such subsection:
     “On April 4, 2011, Clinical Data, Forest, Purchaser and Parent entered into Amendment No. 1 to the Merger Agreement pursuant to which the parties agreed that (i) the Offer would be extended until, but not beyond, April 11, 2011, unless a further extension is required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer, (ii) Clinical Data would not file the definitive proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement until after the termination of the Offer, and (iii) Clinical Data would file the definitive proxy statement on the first business day following the termination of the Offer, unless required by any rule, regulation, interpretation or position of the SEC or its staff to delay the filing or dissemination of the definitive proxy statement beyond such day. ”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The last paragraph of Item 3 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:
     “The Merger Agreement and Support Agreement have been filed as exhibits to the Offer to Purchase filed by Purchaser with the SEC on March 8, 2011 and are incorporated herein by reference. The summary of the Merger Agreement and Support Agreement contained in the Offer to Purchase is incorporated herein by reference and is intended to provide information about the terms of the Offer. The terms and information in the Merger Agreement and Support Agreement should not be relied on as disclosures about Clinical Data or Forest without consideration to the entirety of public disclosure by Clinical Data and Forest as set forth in all of their respective public reports with the SEC. The representations, warranties and covenants contained in each agreement were made for the purposes of such agreement and as of specified dates and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.”
Item 4. The Solicitation or Recommendation.
     The third paragraph of the subsection of Item 4 of the Schedule 14D-9 entitled Reasons for Recommendation is amended and supplemented to insert the following bullet point after the last bullet point currently in such paragraph:
•	“the fact that during the week of February 14, 2011, Clinical Data’s stock price increased from $28.44 per share to as high as $33.90 per share, which Clinical Data believes was due to speculation that Clinical Data was pursuing merger discussions, and although the board of directors does not believe that the market price of Clinical Data’s stock immediately prior to the announcement was indicative of fair market value or a minimum price that had to be achieved in change of control, the board of directors considered that the $30.00 per share of guaranteed consideration was a discount to the purchase price paid by some stockholders of Clinical Data.”
     The subsection of Item 4 of Schedule 14D-9 entitled Analysis of Merger consideration under subsection (v) Opinion of J.P. Morgan is hereby amended by replacing the third sentence of such subsection with the following:
     “For analytical purposes, J.P. Morgan, utilizing a discount rate of 11.0%, calculated a present value of the Contingent Consideration at approximately $3.53, $1.69 and $3.81 per share based on management’s base, low and high projections, respectively, and at approximately $3.14 per share based on a probability-weighted blend of the present value of the base, low and high projections.”
Item 8. Additional Information.
     The subsection of Item 8 of the Schedule 14D-9 entitled Legal Proceedings is hereby deleted in its entirety and replaced with the following:
     “Between February 25, 2011 and March 28, 2011, eight putative class action lawsuits were filed against Clinical Data, members of the board of directors of Clinical Data, Forest, Purchaser and FL Holding CV arising out of the Merger (collectively, the “Lawsuits”).The Lawsuits generally allege that the members of the board of directors of Clinical Data breached their fiduciary duties of loyalty, care, independence, good faith and fair dealing to our stockholders by entering into the Merger Agreement because they, among other things, (i) failed to maximize stockholder value; (ii) used a process that was unfair and inadequate and tailored to better their own interests at the expense of Clinical Data’s public stockholders; (iii) failed to implement a bidding mechanism to foster a fair auction or took steps to avoid competitive bidding; (iv) agreed to preclusive deal-protection terms; and (v) failed to provide Clinical Data’s stockholders with material information regarding the Merger. The Lawsuits also allege that Forest, Purchaser and Clinical Data aided and abetted the board of directors of Clinical Data in breaching their fiduciary duties. Plaintiffs seek to stop or delay the acquisition of Clinical Data by Forest, or rescission of the Merger in the event it is consummated, and seek monetary damages in an unspecified amount to be determined at trial. One Lawsuit was filed in the Superior Court of the Commonwealth of Massachusetts, County of Middlesex (entitled Joel Kerr v. Clinical Data, Inc. et al.), two Lawsuits were filed in the United States District Court of Massachusetts (entitled Vinod Podichetty v. Clinical Data, Inc. et al. and Robert J. Willette v. Clinical Data, Inc. et al.), and the other five Lawsuits were filed in the Court of Chancery of the State of Delaware. The first four Delaware Lawsuits (entitled Bradley Wojno v. Andrew Fromkin et al., Douglas Staples v. Clinical Data, Inc. et al., Alla Dorodny v. Clinical Data, Inc. et al., and Michael A. Toht v. Clinical Data, Inc. et al.) were consolidated on March 11, 2011, and that same day, plaintiffs to this consolidated action (“Delaware Consolidated Action”) filed a consolidated complaint. The fifth Delaware Lawsuit (entitled Mark Stephen Brodie v. Andrew Fromkin et al.) was filed on March 14, 2011 and was consolidated with the Delaware Consolidated Action on March 25, 2011. Plaintiffs in the Delaware Consolidated Action (“Delaware Plaintiffs”) filed a motion for expedited proceedings on March 11, which defendants opposed on March 16. The parties subsequently stipulated to a limited production of documents and two depositions (and, as a result, cancelled the scheduled hearing on the motion for expedited proceedings), as well as a briefing schedule on Delaware Plaintiffs’ anticipated motion for preliminary injunction. On March 23, Delaware Plaintiffs deposed a member of Clinical Data’s Board of Directors, and on March 24, Delaware Plaintiffs deposed a banker from J.P. Morgan, who advised Clinical Data during the merger process. On March 25, 2011, the Delaware Plaintiffs and defendants in the Delaware Consolidated Action entered into a Memorandum of Understanding (“MOU”) providing for the settlement of the Delaware Consolidated Action. The MOU resolves the allegations by the plaintiffs against the defendants in connection with the Merger Agreement and, pending confirmatory discovery and approval of the court, provides for a general release by the class of Clinical Data shareholders of all claims against defendants and their affiliates in connection with the Offer and the Merger. In the MOU, the parties agreed to negotiate in good faith an appropriate Settlement Agreement, which will provide that upon approval of the settlement, the Delaware Consolidated Action shall be dismissed with prejudice. In addition, the MOU requires that Clinical Data provide additional supplemental disclosures to the Schedule 14D-9 (such disclosures being set forth above). Clinical Data believes that the supplemental disclosures are not required to be disclosed under federal securities laws or under state law and are not material as a matter of law or in the context of a securityholder’s decision to tender Securities in the Offer. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend against the allegations set forth in the Delaware Consolidated Action. Regarding the three actions in Massachusetts, there has been no substantive activity in those cases. We believe the allegations in the Lawsuits are entirely without merit and, as a result, have defended and will continue to defend against them vigorously.”
Item 9. Exhibits
     The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit
Number	Description

(e)(20)	Amendment No. 1, dated April 4, 2011, by and among Clinical Data, Inc., FL Holding CV, Magnolia Acquisition Corp. and Forest Laboratories, Inc. (incorporated by reference to Exhibit 2.1 to Clinical Data, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLINICAL DATA, INC.

By: Name:	/s/ Andrew J. Fromkin Andrew J. Fromkin
Title:	President and Chief Executive Officer

Dated:	April 4, 2011